

02006934

UNITED STATES
[ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12358

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Van Der Moolen Specialists USA , LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 32 floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Silberman 212-495-0534
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name)*

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-22-02

OATH OR AFFIRMATION

I, James P. Cleaver, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Der Moolen Specialists USA, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

JANICE PARISE
Notary Public, State of New York
Notary Public
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20[illegible]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Members of
Van der Moolen Specialists USA, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Van der Moolen Specialists USA, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2002


RECEIVED
FEB 28 2002
PROCESSING

Van der Moolen Specialists USA, LLC

Statement of Financial Condition
As of December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Members of
Van der Moolen Specialists USA, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Van der Moolen Specialists USA, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2002

Van der Moolen Specialists USA, LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 224,115,853
Cash segregated under federal and other regulations	500,460
Securities purchased under agreements to resell	10,000,000
Deposits with clearing organizations	4,232,897
Receivable from broker-dealers and clearing organizations	8,628,070
Receivable from retail customers	11,157,394
Commissions receivable	2,695,445
Securities owned, at market value	22,135,880
Securities failed to deliver	7,417,831
Stock borrowed	1,484,993,790
Memberships in exchanges	
Owned, at cost (market value $18,000,000)	15,011,786
Contributed by members, at market value	24,200,000
Intangibles, net of accumulated amortization of $8,404,421 (Note 2)	215,598,752
Goodwill, net of accumulated amortization of $5,484,692 (Note 2)	69,988,003
Property and equipment, net of accumulated depreciation of $1,805,367	4,432,938
Other assets	3,470,251
Total Assets	$ 2,108,579,350

Liabilities and Members' Equity

Liabilities

Bank loans	$ 1,000
Payable to broker-dealers and clearing organizations	1,110,332
Payable to retail customers	6,531,646
Securities sold, not yet purchased, at market value	15,223,254
Securities failed to receive	1,567,494
Stock loaned	1,489,946,430
Accrued expenses and other liabilities	28,978,494
Total liabilities	1,543,358,650
Subordinated borrowings	
Notes	162,336,982
Memberships in exchanges contributed by members, at market value	24,200,000
Members' equity	378,683,718
Total Liabilities and Members' Equity	$ 2,108,579,350

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Van der Moolen Specialists USA, LLC, ("the Company"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company operates as a specialist on the New York Stock Exchange ("NYSE"). Van der Moolen Holding, NV (the "Parent"), a Dutch company, listed on the New York and Amsterdam Stock Exchanges, through its wholly owned subsidiary Millbridge IV, is the majority owner of the Company.

2. Transactions

Effective August 1, 2001, Stern & Kennedy ("S&K") and Scavone, McKenna, Cloud & Co. LLC ("Scavone"), registered broker-dealers that operated on the NYSE, were merged into the Company. At that time the Company, S&K and Scavone were under common control of Millbridge IV. Also, on August 1, 2001, the Company acquired from the minority-interest holders of Scavone and S&K their ownership interest in Scavone and S&K in exchange for a total ownership interest in the Company of approximately 2.75% with a fair value of approximately $22.6 million.

In accordance with FASB Technical Bulletin No. 85-5, "Stock Transactions between Companies under Common Control" and EITF No. 90-5, "Exchanges of Ownership Interests between Entities Under Common Control," (the "Rule"), the Company recorded the assets and liabilities of Scavone and S&K at the historical cost of the Parent, including $57.6 million related to the right to act as a specialist in NYSE listed securities and $10.4 million related to goodwill. Additionally, in accordance with the Rule, the acquisition of the minority ownership interest of the Scavone and S&K by the Company was accounted for under the purchase method of accounting. The excess of the aggregate purchase price over the fair market value of the net assets acquired ($22.6 million) represents the right to act as a specialist in NYSE listed securities of $19.1 million and $3.6 million related to goodwill. The results of operations of Scavone and S&K are included in the accompanying financial statements for the period August 1, 2001 through December 31, 2001.

3. Significant Accounting Policies

Implementation of Statement of Financial Accounting Standard No. 141, Business Combinations ("FAS 141") and Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets ("FAS 142").

As of June 30, 2001, the Company adopted FAS 141. Under FAS 141, the Company is required to account for business combinations under the purchase method (where the date of acquisition is July 1, 2001 or later). Under the provisions of FAS 141 goodwill and other intangible assets acquired in a business combination are accounted for in accordance with the provisions of FAS 142. Under FAS 142 goodwill shall not be amortized, but annually tested for impairment. Accordingly, the goodwill arising from the purchase of Scavone and S&K has not been amortized.

Statement of Financial Accounting Standard No. 140 ("FAS 140")
Under FAS 140, the Company is required to reclassify the market value of collateral pledged to counterparties under stock loan and repurchase agreements, in which the counterparty has the right to sell or repledge the security, from Securities owned to Securities owned, pledged to counterparties. Under FAS 140, the Company is also required to disclose the market value of

collateral received under stock borrow and agreements to resell which it has the ability to sell or repledge.

Securities transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

The Company's activities include clearing transactions for introducing broker-dealers. Broker-dealers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities purchased under agreements to resell
Transactions involving purchases of securities under agreements to resell are accounted for as collateralized financings and are carried at their contractual amounts. As of December 31, 2001 collateral received under such agreements was held by the counterparty.

Securities lending activities
Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives collateral in cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Exchange memberships
Exchange memberships owned by the Company are carried at cost. Seven exchange memberships have been contributed by members of the Company for use by the Company and are recorded at market value. Subordinated borrowings in an amount equal to the market value of the exchange memberships are reflected in the statement of financial condition.

Depreciation and amortization
Depreciation of property and equipment is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Intangibles related to the right to act as a specialist on the NYSE are amortized over 40 years on a straight-line basis. Goodwill arising from business combinations prior to June 30, 2001 is amortized over 15 years on a straight-line basis. Goodwill arising from business combinations after June 30, 2001 is not amortized but subject to an annual impairment test under the provisions of FAS 142.

Cash equivalents
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days. The carrying amounts of such cash equivalents approximates to their fair value due to the short term nature of these instruments. As of December 31, 2001 cash equivalents were $214,233,332, included in this balance was $210,009,371 that was held by one financial institution.

Income taxes
No provision has been made for federal and state income taxes since the Company is a limited liability company not subject to such taxes. The Company's income or loss is reportable by the members on their individual income tax returns. The Company has provided for New York City Unincorporated Business Tax.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2001. Actual results could differ from those estimates.

4. Related Party Transactions

Financing is provided by VDM International BV, a wholly-owned subsidiary of the Parent located in the Netherlands. At December 31, 2001, subordinated notes from VDM International BV and certain members were as follows:

	Principal	Interest Rate	Scheduled Maturity
Cash Notes			
VDM International BV	$ 8,000,000	8.30%	August 3, 2011
VDM International BV	5,250,000	6.55%	September 5, 2002
Certain members	1,750,000	6.55%	September 5, 2002
Total notes	$ 15,000,000		

5. Cash Segregated Under Federal Regulations

In accordance with the SEC's no action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing firms ("PAIB"). The Company has no PAIB deposit requirement as of December 31, 2001, and the PAIB deposit exceeded the requirement by $443,685.

6. Securities Owned and Sold, Not yet Purchased

Marketable securities owned and sold, not yet purchased consist of securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Common and preferred stock	$ 22,135,880	$ 15,223,254
	$ 22,135,880	$ 15,223,254

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market value and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

7. **Liabilities Subordinated to the Claims of General Creditors**

Liabilities subordinated to the claims of general creditors consist of unsecured promissory notes and exchange memberships contributed for the use of the Company.

Subordinated notes, 7.54%, due August 3, 2008	$ 65,000,000
Subordinated notes, 7.80%, due August 31, 2011	65,000,000
Subordinated notes, 8.00%, due December 31, 2005	20,000,000
Subordinated notes, 8.30%, due August 3, 2011	8,000,000
Subordinated notes, 6.55%, due September 5, 2002	7,000,000
	$ 165,000,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated notes, 8% due December 31, 2005, 7.54% due August 3, 2008 and the 7.80% due August 3, 2011 contain certain financial, reporting and other restrictive covenants.

The following tables present the contractual repayment schedule for the subordinated notes 7.54% due August 3, 2008 and 7.80% due August 31, 2001.

	7.54% Subordinated Note	**7.80% Subordinated Note**
August 3, 2006	21,666,667	-
August 3, 2007	21,666,667	13,000,000
August 3, 2008	21,666,667	13,000,000
August 3, 2009	-	13,000,000
August 3, 2010	-	13,000,000
August 3, 2011	-	13,000,000

In connection with its subordinated borrowings the Company entered into interest rate swap agreements to convert the $65,000,000 (7.54%) and $65,000,000 (7.80%) notes of its fixed rate subordinated borrowings into floating rate obligations based on US London Interbank Offer Rate. Accordingly, the aggregate carrying values of these subordinated borrowings and related hedges approximates fair value.

As of December 31, 2001, the effective weighted average interest rates for subordinated borrowings, after hedging activities are as follows:

	Amount	**Rate**
Fixed rate obligations	$ 35,000,000	7.779%
Floating rate obligations	130,000,000	4.281%
	$ 165,000,000	5.023%

8. **Fair Value of Financial Instruments**

At December 31, 2001, except for subordinated notes, substantially all of the Company's financial instruments are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The subordinated notes bears market rates of interest and their carrying amounts are reasonable estimates of their fair value.

9. **Commitments and Contingencies**

The Company is obligated under two leases for its office space expiring August 31, 2002 and June 30, 2010, of which one of the spaces is sublet. The leases and sublease provide for minimum lease payments, net of lease abatement and exclusive of escalation charges, as follows:

Year	Total Obligation	Sublease	Net Obligation
2002	$ 949,905	$ 122,559	$ 827,346
2003	829,970	-	829,970
2004	804,289	-	804,289
2005	825,107	-	825,107
2006	845,734	-	845,734
Beyond five years	3,361,993	-	3,361,993
Total minimum lease payments	$ 7,616,998	$ 122,559	$ 7,494,439

The Company has a committed syndicated line of credit with a consortium of banks for $165 million, which was undrawn during the year and as of December 31, 2001.

At December 31, 2001, the market value of collateral received by the Company that can be sold or repledged totaled $1,418 million. Such collateral is generally obtained under securities purchased under agreements to resell and securities borrowing agreements. Of this collateral, $1,390 million has been repledged, generally as collateral under stock loan agreements or to cover short sales and consists of primarily common stocks.

10. **Net Capital Requirements**

The Company is subject to both the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and to NYSE Rule 104.22, which specify minimum net capital requirements and require the maintenance of net liquid assets, as defined, above such minimum amounts. At December 31, 2001, the Company had net capital, as defined, of $219.3 million, which was $219 million in excess of its net capital requirement and net liquid assets, as defined, of $213.7 million, which was approximately $15.7 million in excess of the net liquid assets requirement.

11. **Financial Instruments With Off-Balance-Sheet Risk**

In the normal course of business, the Company's broker-dealer activities involve the execution, settlement, and financing of various broker-dealer transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted

obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. Employee Benefit Plans

The Company sponsors a 401(k) plan covering all eligible full-time employees. The annual contribution under the plan is determined at the discretion of management, subject to certain legally required minimum contributions.